UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 28, 2019

Commission File Number: 001 - 38178

Zealand Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Smedeland 36

2600 Glostrup (Copenhagen)

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 3.1 to this Report on Form 6-K are the Articles of Association of Zealand Pharma A/S, or the Company.

Registration of executive management

Adam Steensberg has been registered with the Danish Business Authority as Interim Chief Executive Officer.

As announced in Company Announcement no. 1/2019 on January 23, 2019, Adam Steensberg has been appointed interim CEO, effective March 1, 2019, while also maintaining his current responsibilities, until a permanent CEO has been appointed.

An update to Zealand’s Articles of Association entailed by the change in executive management has today been registered with the Danish Business Authority.

The amendment to the Company’s Articles of Association resulting from the change in executive management has today been registered with the Danish Business Authority and is included as Exhibit 3.1 hereto and incorporated by reference herein

Exhibits

Reference is made to the Exhibit Index included hereto.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zealand Pharma A/S

By:	/s/ Mats Blom

	Name:	Mats Blom
	Title:	Chief Financial Officer

Date: February 28, 2019

3

EXHIBIT INDEX

Exhibit No.	Description

3.1	Articles of Association.

4